

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2021

Clay Whitson
Chief Financial Officer
i3 Verticals, Inc.
40 Burton Hills Blvd., Suite 415
Nashville, TN 37215

   Re: i3 Verticals, Inc.
    Form 8-K Filed November 19, 2020
    Response dated April 8, 2021
    File No. 1-38532

Dear Mr. Whitson:

  We have reviewed your April 8, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2021 letter.

Form 8-K Filed November 19, 2020

Exhibit 99.1, page 11

1. We reviewed your response to comment 4. We continue to believe making adjustments to reverse the purchase accounting adjustments for deferred revenue results in individually tailored recognition and measurement methods. In future filings, please revise to remove these adjustments. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Exhibit 99.2, page 1

2. We reviewed your response to comment 5. Our comment was aimed at you presenting the GAAP financial measures in instances where you present the non-GAAP measures,

not the reconciliations that are presented later in the document. Please revise in future filings.

You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services